UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 5, 2012

Commission File Number: 001-05146-01

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics N.V.

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-179692, NO. 33-65972, NO. 33-80027, NO. 333-70215, NO. 333-91287, NO. 333-91289, NO. 333-39204, NO. 333-75542, NO. 333-87852, NO. 333-104104, NO. 333-119375, NO. 333-125280, NO. 333-140784, NO. 333-151797, NO. 333-157477 , NO. 333-165017 AND NO. 333-172329) OF KONINKLIJKE PHILIPS ELECTRONICS N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following is hereby incorporated into the registration statements referred to above.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our current and long-term liabilities and total capitalization as of December 31, 2011, prepared on the basis of International Financial Reporting Standards as adopted by the European Union.

As at December 31, 2011
(In millions of Euros)
Short-term debt:
Short-term bank borrowings	422
Other short term loans	21
Current portion of long-term debt	139

Total short term debt	582

Long-term debt:
Interest bearing long-term debt	3,278
Of which unsecured	3,278
Of which secured	—
Non-interest bearing long-term debt	—

Total long-term debt	3,278

Non-controlling interest:	34

Shareholders’ equity:
Issued and fully paid common share, par value EUR 0.20 per share	202
Treasury shares	(1,690)
Capital in excess of par value	813
Retained earnings	12,917
Revaluation reserve	70
Other reserves	43

Total stockholders’ equity	12,355

Total debt and shareholders’ equity:	16,215

The total outstanding off balance sheet credit-related guarantees provided by the issuer for the benefit of unconsolidated companies and third parties as at December 31, 2011 was EUR 39 million.

During January and February 2012, we conducted share repurchases for a consideration of EUR 106 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Registrant)

Date: March 2, 2012	By:	/s/ E.P. Coutinho
	Name:	E.P. Coutinho
	Title:	General Secretary